

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Anthony Corpora
Chief Executive Officer
U.S. Lighting Group, Inc.
1148 East 222nd Street
Euclid, Ohio 44117

> **Re: U.S. Lighting Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed on September 1, 2023**
> **File No. 333-274300**

Dear Anthony Corpora:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christopher Hubbert